Act: 33
Section:
Rule: 502(c)
Public
Availability: 2-9-04

February 9, 2004

04038017

RESPONSE OF THE OFFICE OF CHIEF COUNSEL
DIVISION OF CORPORATION FINANCE

Re: Agristar Global Networks, Ltd.. (the "Company")
Incoming letters dated May 1, 2003 and September 25, 2003

Based on the facts presented, the Division is unable to provide the requested no-action relief regarding the Company's proposal to establish a database of accredited investors. We also are unable to provide the requested interpretive advice regarding whether the Company's proposed qualification of accredited investors in the manner described in your letter would involve any form of general solicitation or general advertising within the meaning of Securities Act Rule 502(c).

These positions are based on the representations made to the Division in your letters. Any different facts or conditions might require the Division to reach different conclusions. Further, our response regarding the proposal to establish a database of accredited investors expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Cecilia D. Blye

Cecilia D. Blye
Special Counsel

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 9, 2004

John J. Gaines III
Huff & Gaines Ltd.
10 South LaSalle Street, Suite 3500
Chicago, Illinois 60603-1024

Re: AgriStar Global Networks, Ltd.

Dear Mr. Gaines:

In regard to your letters of May 1, 2003 and September 25, 2003, our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

David Lynn
Chief Counsel

HUFF & GAINES LTD.
ATTORNEYS AT LAW
SUITE 3500
10 SOUTH LA SALLE STREET
CHICAGO, ILLINOIS 60603-1024

TELEPHONE (312) 606-0700
FACSIMILE (312) 606-0027
E-MAIL www.huffandgaines.com

May 1, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: AgriStar Global Networks, Ltd.
Securities Act of 1933/ Rule 502(c) of Regulation D.

Gentlemen:

On behalf of AgriStar Global Networks, Ltd. ("AgriStar") the purpose of this letter is to request that the Division of Corporation Finance (the "Division") advise that it will not recommend that the Securities and Exchange Commission (the "SEC") take any enforcement action against AgriStar if it establishes a database of "accredited investors" as that term is defined in Rule 501(a) under the Securities Act of 1933 (the "Act"). The database will be developed for purposes of subsequently delivering private placement information related to the future offering of securities of AgriStar pursuant to the exemption from registration provided by Section 4(2) of the Act and Regulation D promulgated thereunder. Specifically, we seek written assurance that the proposed qualification of accredited investors in the manner described herein will not involve any form of "general solicitation" or "general advertising" within the meaning of Rule 502(c) under the Act.

Facts:

AgriStar is a satellite-based communications company which links commercial farms and ranches and the companies with which they transact business. AgriStar provides business information and commercial services to significant farm and ranch owners/operators utilizing a high-speed broadband, two-way satellite channel developed with Hughes Network Systems. These services include business news, land investment and leasing strategies, financial services, distance learning programs, commodity opportunities and other programs. AgriStar will charge basic subscription and service fees from the more than 100,000 farms and ranches that are expected to subscribe to AgriStar services. Deployment of satellite equipment began in 2002 to farms, ranches and other agri-business locations in 23 states to determine issues such as transponder allocation and to complete a wide area satellite installation analysis. National rollout to farms and ranches began in early 2003.

AgriStar completed a $9 million Series A Preferred stock capitalization in a private placement funded primarily by institutional investors in August, 2001. An exempt, private placement offering of securities to a limited number of selected accredited investors to be qualified by AgriStar pursuant to the procedures described herein is planned for late this year, primarily to establish a broader agricultural producer ownership base. The ownership base is critical to AgriStar's securing its competitive position as the agricultural industry's neutral and unbiased communications center.

AgriStar has the competitive advantage of access to a large database of strategic agricultural information developed by prior entities and principals of AgriStar dating from the mid 1960's. The AgriStar Global Top Farm Database (the "AgriStar Database") has broad statistical information on approximately 250,000 leading U.S. farms and ranches (collectively, the "Farms"), including their respective ownerships, acreages, estimated crop yields, approximate annual gross incomes per Farm and estimates of the fair market value of each Farm. This information, which is updated annually, has enabled AgriStar to focus on those Farms most likely to utilize its subscription and other program services described above. As a result, AgriStar presently has an extensive and exhaustive database of information on approximately 250,000 Farms that enables it to identify the most successful and prosperous U.S. Farms and their owners and/or operators (hereinafter the "Farm Principals"). To date, AgriStar has established meaningful communications with more than 100,000 of these Farms and other farms that have requested more information about AgriStar and its services.

AgriStar now would like to create an accredited investor database by augmenting and focusing the statistical information it already possesses concerning the Farm Principals across the United States. Although AgriStar has extensive, reliable information and basic financial and other data on approximately 250,000 of these Farm Principals, it expects to select no more than the top 3% of them to send written invitations to complete extensive and thorough investor qualification questionnaires. The questionnaires will be used to determine whether a potential investor is "accredited" within the meaning of Rule 501(a) of Regulation D. AgriStar does not intend to obtain information from potential investors using the Internet or web site postings. By virtue of the AgriStar Database, before AgriStar solicits Farm Principals with the investor qualification questionnaires it will already possess significant amounts of material financial and other statistical information regarding each Farm Principal. The purpose of the questionnaire will be to specifically focus on qualifying the Farm Principals as "accredited investors" for purposes of Regulation D by soliciting information about their previous investment experience, net worth, annual income, and other relevant questions specifically targeted to the issue of their status as accredited investors. To date, AgriStar has not made offers or solicited offers to buy its securities from any Farm Principal in any private placement or other securities transaction. Further, AgriStar has not yet made any efforts to qualify any Farm Principal as an accredited investor.

The written invitation explaining the questionnaire and its purpose and the request to complete the qualifying questionnaire as well as the questionnaire itself will be completely generic in nature and will not refer to any specific private offering to be made by AgriStar at any time in the future. Further, AgriStar intends to allow for a sufficient waiting period prior to the time that a potential investor who has been qualified will receive any information relating to any proposed private offering of AgriStar securities.

Legal Analysis

We would like to advise our client AgriStar that the delivery of generic investor qualification questionnaires and related information to Farm Principals selected from the AgriStar Database specifically to determine their status as accredited investors who may have an interest in participating in future private placement offerings of AgriStar securities would not be deemed to be a "general solicitation or general advertisement" within the meaning of Rule 502(c) of Regulation D. Our advice in this regard is premised on i) the fact that the Farm Principals selected for receipt of questionnaires will be pre-identified through the AgriStar Database as individuals who will likely qualify as accredited investors if they choose to complete and deliver the questionnaires, ii) the generic nature of the investor questionnaire to be solicited to the selected Farm Principals and iii) a sufficient period of time will elapse between the completion of the questionnaires and the initiation of any specific private placement offering of AgriStar securities.

The staff of the Division has consistently stated that a distribution of questionnaires to prospective accredited investors to ascertain suitability for subsequent private offerings is not a prohibited "general solicitation or general advertising" within the meaning of Rule 502(c) of Regulation D where the questionnaire is generic in nature and there is a sufficient period of time prior to any particular offering to dispel the notion that the solicitations were made in contemplation of a private offering of securities. See IPONET (July 26, 1996); H.B. Shaine & Company, Inc. (May 1, 1987); E.F. Hutton Company (December 3, 1985); Bateman Eichler, Hill Richards, Inc. (December 3, 1985).

Conclusion

On the basis of the foregoing, it is our opinion as counsel to AgriStar that the delivery of generic, investor qualification questionnaires to the top Farm Principals selected from the AgriStar Database who have been pre-identified as individuals who will likely qualify as accredited investors, will not involve any form of "general solicitation or general advertising" within the meaning of Rule 502(c) of Regulation D under the Act. Accordingly, it is also our opinion that AgriStar may subsequently make offers in private placements of AgriStar securities to those individual Farm Principals who have been qualified as accredited investors if a waiting period elapses between the time the investors are qualified and the commencement of any such private offering.

We respectfully request that the Division confirm to us that it concurs with our legal opinions set forth herein and that it will not recommend that the SEC take any enforcement action if our client AgriStar implements the accredited investor qualification program under the procedures detailed above. Pursuant to SEC Release No. 33-6269, we have enclosed herewith seven (7) copies of this no-action request together with the manually signed original.

Please contact the undersigned collect at 312-606-0700 with any questions or requests for additional information or documentation. We would appreciate your response to this request at the earliest practicable date.

Very truly yours,

John J. Gaines III
Huff & Gaines Ltd.
10 South LaSalle Street, Suite 3500
Chicago, IL 60603
312-606-0700

HUFF & GAINES LTD.
ATTORNEYS AT LAW
SUITE 3500
10 SOUTH LA SALLE STREET
CHICAGO, ILLINOIS 60603-1024

TELEPHONE (312) 606-0700
FACSIMILE (312) 606-0027
E-MAIL www.huffandgaines.com

September 25, 2003

Ms. Cecelia D. Blye, Esq.
U.S. Securities and Exchange Commission
Special Counsel
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Agristar Global Networks, Ltd. ("Agristar")
Securities Act of 1933/Rule 502(c) of Regulation D

Dear Ms. Blye:

The purpose of this letter is to submit additional information regarding the nature and extent of the business relationships that Agristar has developed and maintained with the "Farm Principals" as that term is defined and referred to in our letter to the Securities and Exchange Commission ("SEC") of May 1, 2003 (the "Initial Letter"). Also presented for your review and consideration is supplemental factual and legal analysis of several of the SEC's previous no-action letters and interpretations of the term "general solicitation" under Rule 502(c) of Regulation D ("Rule 502(c)"). We would greatly appreciate it if you would consider the additional information together with our Initial Letter and concur with our opinions set forth herein and in our Initial Letter.

Legal Analysis

The fundamental legal concept in determining whether or not a general solicitation has occurred in violation of Rule 502(c) is the nature and extent of the relationship between the issuer and its offerees. In this regard, the types of relationships with offerees that may be critical are those that would enable the issuer (or a person acting on its behalf) to be aware of the financial circumstances or sophistication of the persons with whom the relationship exists or that otherwise are of some substance and duration. [1]

[1] Mineral Lands Research and Marketing Corporation (SEC No-Action Letter December 4, 1985).

On this issue, the staff has issued interpretive letters that an issuer may conduct offerings without violating Rule 502(c) if because of pre-existing business relationships the issuer has reason to believe that each of the proposed offerees has such knowledge and experience in financial and business matters that each is capable of evaluating the merits and risks of the prospective investment.[2]

In the instant case, Agristar has had prior existing relationships "of substance and duration"[3] with the Farm Principals, most in excess of 20 years. Agristar through its management's long standing, prior business relationships has developed the database of information relating to the Farm Principals described in the Initial Letter. These relationships were formed primarily through organizations, publications and various farm programs, including the top Farmers of America Association, the Farm Futures Magazine, the Farm Efficiency and Top Profit Planner Program (the "Farm Efficiency Program"), the Ford Farm Almanac and various other agricultural business programs (collectively, "Farm Associations"). The relationships with Farm Principals have been developed over the years primarily by executives of Agristar through predecessor businesses with which they were previously associated in various executive and managerial capacities. Agristar and the Farm Associations are, in effect, the outgrowth and culmination of over forty years of the predecessor companies and their management personnel developing and nurturing meaningful business relationships with significant farm operations in the United States and, in connection with those relationships, providing essential agricultural services to them, many in the nature of the services of traditional trade associations.

The Farm Associations have served as commercial information conduits for Agristar providing meaningful and useful data about Farm Principals, including, for example, farm acreages, commodities produced and gross annual incomes. The Farm Principals have provided this valuable information, in many instances, as a condition to eligibility for the benefits provided by affiliation with the Farm Associations. In this regard, Farm Principals were asked to furnish this information in order to qualify for membership, for example, in the Top Farmers of America Association or for eligibility as a preferred subscriber to the Farm Futures Magazine or participation in the Farm Efficiency Program. The information provided also has been updated on an annual basis to maintain currency and relevance. Accordingly, the relationships with the Farm Principals are evidenced by, among others, voluminous information related to the annual gross revenues of the Farms, the approximate acreage and market value of the Farms, and the general financial wherewithal and sophistication of each of the Farm Principals. As a consequence, Agristar has extremely detailed information regarding the Farm Principals and has conducted meaningful reciprocal business communications with them on a periodic basis through the various programs and informational resources provided through the Farm Associations.

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[2] Wood Trails – Seattle, Ltd. (SEC No-Action Letter August 9, 1982). The staff of the Commission has never suggested, and it is not the case, that prior relationship is the only way to show the absence of a general solicitation.

[3] Supra, footnote 1 above.

Agristar has access to database information on approximately 2.0 million Farm Principals. The top 1% of these Farm Principals (20,000) represent the Farm Principals with the largest farm acreages, largest market values, gross incomes, and strongest financial capabilities. From this limited group, Agristar intends to select the top 10% (representing 1/10 of 1%) of Farm Principals from whom to solicit "accredited investor" information. The approximately 2,000 Farm Principals to be selected will be the individual Farm Principals with respect to which Agristar has database information conclusively demonstrating that they have the greatest financial wherewithal of all the Farm Principals in the database in terms of gross incomes, fair values of farm acreages owned and other relevant factors. As a consequence, Agristar will have an extremely high degree of confidence as to the financial and business sophistication and investment suitability of the Farm Principals in the top 1/10 of 1% of its entire database. Agristar will limit the delivery of "accredited investor" questionnaires to this target group.

Agristar, therefore, intends to select only those Farm Principals meeting this criterion to send written invitations to complete "accredited investor" qualifying questionnaires. The written invitations will not have as their purpose the establishment of a pre-existing relationship, but only to determine the "accredited investor" status under Rule 501(a) of Regulation D of the selected Farm Principals with whom Agristar already has pre-existing relationships based on the extended prior history of reciprocal business communications and the financial and other pertinent information about them described above.

Although Agristar has not had experience with Farm Principals in the context of prior investments in the nature of a broker dealer, fund manager or the like, we are unaware of any SEC interpretive letters, releases or judicial precedent requiring that the pre-existing relationship be established through purely conventional, investment related transactions or similar relationships. We are of the opinion that Agristar's previous business, financial and transactional experience with the Farm Principals in the manner described above is legally sufficient under existing SEC no action and interpretive positions to enable Agristar to meet the standard that it has "awareness of the financial circumstances or sophistication of the persons with whom the relationship exists..."[4]

The SEC has previously rendered its interpretive advice in instances in which the issuer's pre-existing relationships were established under facts and circumstances which, in our opinion, support the instant request.

In the Royce Exchange Fund ("the Fund")/Quest Advisory Corp. ("Quest")[5] no action request, Quest sought the SEC's interpretive advice that it be permitted to identify proposed investors for an exchange fund without invoking the ban on general solicitations in Rule 502(c).

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[4] Iponet (SEC No Action Letter, July 26, 1996); H.B. Shaine & Company (SEC No Action Letter, May 1, 1987). In addition, there is no requirement that private offerings be effected through a broker-dealer.

[5] Royce Exchange Fund/Quest Advisory Corp. (SEC No-Action Letter, August 28, 1996).

In connection with its establishment of the Fund, Quest as manager and investment adviser of the Fund sought to identify potential investors from three separate and distinct groups. The first group consisted of current and former directors and executive officers of, and/or pre-initial public offering security holders in, certain of Quest's portfolio companies and members of their immediate families. In Quest counsel made it clear that the company would make contacts with portfolio company investors derivatively only through its relationships with executive officers of the portfolio companies. The executive officers, in turn, did not have direct knowledge of the portfolio company related persons' suitability, but apparently had reason to know whether the individuals had the minimum net worths to qualify for an investment in the Fund[6]. The second group of investors would be sourced through relationships Quest had with registered investment advisers and with which Quest had prior business relationships. These investment advisers, in turn, would identify for Quest its clients who they believed were eligible to receive offers in the Fund.

Quest's counsel concluded that the prospective offerees would be identified through "a linkage of pre-existing business and/or substantive relationships with the Fund.[7] Further, counsel concluded that Quest would have "triangular linked pre-existing relationships among Quest, the portfolio company contacts with whom Quest deals, and the portfolio related persons themselves". A similar statement was made regarding Quest's contacts and relationships with its registered investment advisers. Although Quest effected the private placement transactions through registered investment advisers or placement agents who qualified the offerees through questionnaires and follow up phone calls, counsel stated that there was no requirement in Regulation D that issuers must act through an agent or broker-dealer.

The SEC in its response took the position that the activities described would not involve a general solicitation within the meaning of Rule 502(c) of Regulation D. Although not necessarily agreeing with the analysis of Quest's counsel, the staff particularly noted: "(1) the nature and extent of the pre-existing relationship required between Quest and any portfolio companies whose shareholders may be solicited to invest in the Fund, between Quest and its portfolio-company contacts and between the portfolio companies and the portfolio company-related persons (as defined in your letter); and (2) the nature and extent of the pre-existing relationship required between Quest and the registered investment advisers whose clients may be solicited to invest in the Fund and between the registered investment advisers and their clients."[8]

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[6] Quest applied the following criteria to determine whether a portfolio company-related person would be considered as a prospective Fund offeree: (1) Quest will have invested client assets in the particular portfolio company's equity securities for more than one year. (2) Quest will have known and been in contact with at least one executive officer of the particular portfolio company for more than one year through one or more company visits, analyst meetings or telephone calls. (3) The portfolio company-related person will be a present or former executive officer or director of, and/or pre-initial public offering investor in, such company or a member of his or her immediate family, not a more distant relative, or social or business acquaintance.

[7] Quest as organizer, adviser and manager of the Fund treated its relationships with prospective offerees as relationships of the issuer.

[8] Supra, Royce Exchange Fund/Quest Advisory Corp., footnote 5, above.

Conclusion

In summary, in our opinion the relationships Agristar has established with the Farm Principals over the years are legally sufficient to prevent Agristar's proposed activities from constituting a general solicitation in violation of Rule 502(c). In distinction to Quest, Agristar has direct substantive and, in most cases, long standing, reciprocal business relationships with Farm Principals enabling Agristar to formulate conclusive determinations regarding the financial sophistication and financial wherewithal and experience of the Farm Principals. Further, Agristar intends to select only a very small percentage (1/10 of 1%) of those Farm Principals from whom to solicit accredited investor information. In this regard, it is our opinion that that there is more than adequate support for the conclusion that a legally sufficient, pre-existing relationship exists between Agristar and the specific Farm Principals that will be selected to receive the accredited investor questionnaires. Moreover, the purpose of Agristar's solicitations is only to determine the "accredited investor" status of those specific Farm Principals. The facts in Quest, however, reveal that it had derivative, second hand information through its contacts with portfolio company executives and investment fund managers who, in turn, had substantive relationships with the actual portfolio company investors. We are of the opinion that Agristar's linkage with its Farm Principals is at least the equivalent of, if not superior to, the "triangular" relationships described in Quest. Because the pre-existing relationships with potential investors clearly exist in both the Quest and Agristar instances, we request the staff to concur in our opinion that none of the abuses associated with a violation of the prohibition against general solicitations under Rule 502(c) are present. [9] Further, since no securities will be offered until after the accredited investor documentation procedure is completed there should be no required waiting period prior to making offers to qualified Farm Principals. To the extent the Initial Letter refers to such a waiting period, we hereby amend our request to delete the need for the same unless the staff determines that such a waiting period is essential to a grant of the subject request.[10]

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[9] See also, Michigan Growth Capital Symposium (SEC No-Action Letter, February 6, 1995) in which the staff concurred that the sponsorship of a symposium to promote access to venture and other capital funding for emerging growth companies did not involve a general solicitation under Rule 502(c) primarily because the targeted mailings were to persons known as accredited investors and no specific financing details were part of the presentations by the growth companies and no private offering materials were distributed at the symposium.

[10] The instant request differs markedly from the group of broker-dealer no action letters previously issued by the SEC, e.g., Bateman Eichler, Hill Richards, Incorporated (SEC No Action letter, December 3, 1985); E.F. Hutton & Company Incorporated (SEC No Action Letter dated December 3, 1985) in which the brokerage firms conducted a general solicitation to a large number of potential investors on an individually indiscriminate basis. In those cases, because the initial mailings did involve a "general solicitation", a meaningful separation of time between offers to investors from the date of the mailing was necessary. Agristar, by contrast, will solicit accredited investor information from a very limited and well defined group of Farm Principals with whom Agristar has extensive prior business relationships. Therefore, because no general solicitation is involved, in our view, no waiting period is necessary and would serve no legal or protective purpose.

Accordingly, we respectfully request that the Division confirm that it concurs with our legal opinion in our Initial Letter as supplemented by the facts, legal analysis and representations set forth herein that it will not recommend that the SEC take enforcement action if Agristar undertakes the accredited investor qualification program as described in our Initial Letter and as more fully described herein.

If you have any questions or require additional information, please contact the undersigned collect at 312-606-0700.

Very truly yours,

John J. Gaines III